Exhibit 19.1

Build-A-Bear Workshop, Inc.

Insider Trading Policy

Securities Trades by Company Personnel

(As amended and restated on February 11, 2025)

THE NEED FOR A POLICY

This policy was created to promote compliance with all applicable securities laws by Build-A-Bear Workshop, Inc. (the “Company”) and all directors, officers, and employees of the Company and its subsidiaries. The policy is also intended to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company and its subsidiaries, which would damage our reputation for integrity and ethical conduct. Among other things, this policy prohibits directors, officers and employees of the Company and its subsidiaries and their respective Family Members (as defined below) from trading, and causing the trading of, the Company's securities or securities of certain other publicly traded companies while in possession of material nonpublic information.

WHAT IS “INSIDER TRADING”?

Insider trading is, in addition to being a violation of this policy, a violation of federal and state securities laws. The penalties for insider trading are discussed below.

The term “insider trading” generally refers to (1) trading in securities while in possession or aware of material non-public information, or (2) communications of material non-public information to others who may trade while in possession or aware of such information.

This means insiders are prohibited from doing the following:

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trading in Company Securities (as defined below) or the securities of certain other companies while in possession or aware of material non-public information concerning the Company, its customers, suppliers, business partners, competitors or other companies with which the Company has contractual relationships or may be negotiating transactions;

●	having others trade in any such securities on the insider’s behalf while the insider is in possession or aware of such material non-public information; and

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communicating material non-public information concerning the Company or its customers, suppliers, business partners, competitors or other companies to others who may then trade in Company Securities or such other entities’ stock, or pass on the information to others who may trade in the Company Securities or such other entities’ stock. This conduct is known as “tipping.”

The elements of insider trading are discussed below:

1.         Who is an Insider?

The concept of “insider” is broad and generally includes any person who possesses non-public information about the Company and/or its customers, suppliers, business partners, competitors or other companies with which the Company or its subsidiaries have business relationships, and who has a duty to the Company to keep this information confidential. In the case of the Company, “insiders” include officers and directors of the Company and its affiliates and subsidiaries, as well as other employees who routinely have access to material information that is not publicly available or who are working on significant corporate transactions or projects. In addition, a person can be a “temporary insider” if he or she enters into a relationship to serve the Company and as a result is given access to such material nonpublic information in connection with such service. Outsiders who can become temporary insiders include, among others, attorneys, accountants, consultants, investment bankers and the employees of such organizations.

2.         What is Material Information?

Trading while in possession or aware of inside information is not a basis for liability unless the information is “material.” “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider such information important in making his or her investment decisions (including whether to buy, sell or hold securities), or information that is reasonably likely to affect the price of such securities. It is important to remember that materiality will always be judged with the benefit of hindsight.

“Inside” information could be material because of its expected effect on the price of the Company’s Securities, the securities of another company, or the securities of several companies. Moreover, the resulting prohibition against the misuse of “inside” information includes not only restrictions on trading in the Company’s Securities but restrictions on trading in the securities of other companies affected by the inside information.

Examples. Common examples of information that may be regarded as material are:

●	Earnings, sales results or expectations;
●	Financial forecasts;
●	Significant changes in the Company’s prospects;
●	The declaration of a stock split, the offering of additional securities or changes in dividend/distribution policies;
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Proposals, agreements or news regarding a pending or proposed merger, acquisition, tender offer, joint venture, divestiture, leveraged buy out, significant sale of assets or the disposition of a subsidiary;

●	Changes in relationships with, or in the prospects of, major customers, or obtaining or losing customers, or entering into a significant contract with any of them;
●	Significant write-downs in assets or increases in reserves;
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A significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of customer or supplier information, its property or assets, whether at its retail stores, other facilities or online or otherwise through its information technology infrastructure;

●	The establishment, continuation or termination of a repurchase program for Company stock;
●	Major marketing changes;
●	Major financing developments;
●	Changes in management or other major personnel changes;
●	Criminal indictments or material civil litigation or government investigations;
●	Significant disputes with major suppliers, vendors or customers;
●	Labor disputes including strikes or lockouts;
●	Substantial changes in accounting methods;
●	Debt service or liquidity problems;
●	Impending bankruptcy or insolvency; and
●	Public offerings or private sales of debt or equity securities.

The list above is not exhaustive. Either positive or negative information may be material.

As noted above, material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should either consult the General Counsel before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or assume that the information is material.

3.         What is Non-Public Information?

In order for information to qualify as “inside” information it must not only be “material,” it must be “non-public.” “Non-public” information is information which has not been made available to investors generally. At such time as material, non-public information has been released to the investing public, it loses its status as “inside” information.

However, for “non-public” information to become public information it must be disseminated through recognized channels of distribution designed to reach the securities marketplace, such as disclosure by filing a report with the Securities and Exchange Commission (SEC) or disclosure by release to a national business and financial wire service (such as Dow Jones or Reuters) or a national newspaper (such as The Wall Street Journal). Further, sufficient time must pass in order to provide investors the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second full trading day after the information was publicly disclosed before you can treat the information as public.

Partial disclosure does not constitute public dissemination. So long as any material component of the “inside” information has yet to be publicly disclosed, the information is deemed “non-public” and may not be misused.

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the General Counsel or assume that the information is nonpublic and treat it as confidential.

4.         What is Trading?

This policy applies to transactions in the Company’s securities (collectively referred to in this policy as “Company Securities”), including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities. Transactions subject to this policy include purchases, sales and bona fide gifts of Company Securities.

This policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans for cash or the delivery of previously owned Company stock, or the Company withholding shares subject to an option to satisfy tax withholding requirements. This policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

This policy also does not apply to the vesting of restricted stock, or the Company withholding shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This policy does apply, however, to any market sales of restricted stock.

THE CONSEQUENCES

The consequences of insider trading violations can be severe:

For individuals who trade on inside information (or tip such information to others):

●	A civil penalty of up to three times the profit gained or loss avoided;

●	A criminal fine (no matter how small the profit) of up to $5 million;

●	A jail term of up to 20 years; and

●	A cease and desist order to stop the violation and penalties for violations of such orders or the federal securities laws.

For the Company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading by an employee or tipping of inside information by an employee:

●	A civil penalty of the greater of $2.3 million (as may be further adjusted for inflation) / or three times the profit gained or loss avoided as a result of the employee’s violation; and

●	A criminal penalty of up to $25 million.

Moreover, if an employee violates this policy or fails to comply with this policy or the Company’s procedures, Company imposed sanctions, including dismissal, could result. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

POLICY STATEMENT

Prohibition of Insider Trading

If a director, officer, or any employee has material non-public information relating to the Company, it is our policy that neither that person nor any related person may trade in securities of the Company or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to material non-public information relating to any other company, including our clients or suppliers, obtained in the course of your employment with the Company or its subsidiaries.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempted from the insider trading laws or from our policy. The fact that the officer, director or employee may have relied on other factors in purchasing or selling securities, while in possession or aware of material inside information, will not absolve the person from liability under the law.

When Information is Public. As you can appreciate, it is also improper for an officer, director, or employee to enter a trade immediately after the Company has made a public announcement of material information, including earnings releases. Because the Company’s non-employee stockholders and the investing public should be afforded the time to receive the information and act upon it, you should not engage in any trades until after two full trading days have elapsed after the information has been released. Therefore, if an announcement is made before the commencement of trading on a Monday, an employee who had prior knowledge of that information (before it was made public) may trade in Company Securities starting on Wednesday of that week, because two full trading days would have elapsed (all of Monday and Tuesday). If the announcement is made on Monday after trading begins, the employee may not trade in Company Securities until Thursday. If the announcement is made on Friday after trading begins, the employee may not trade in Company Securities until Wednesday of the following week. Note that this restriction is in addition to any other restrictions that apply under this policy, including the requirement that certain trades by members of the Designated Group be pre-cleared and that they occur during specified “open” trading windows.

Twenty-Twenty Hindsight. If your securities trades become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any trade, you should carefully consider how regulators and others might view your trade in hindsight.

Applicability to Other Companies. During the course of his or her employment, an employee may obtain material non-public information about current or potential customers, suppliers, business partners, competitors or others with which the Company has contractual relationships or may be negotiating transactions. The provisions on confidentiality and the prohibition on trading while in possession or aware of non-public information also apply to the securities of these other companies. Thus, the term “Company Securities” as used in this policy can also mean the securities of those other companies, as the context requires.

Trades by Family Members. The same restrictions apply to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws) and others living in your household,/ and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (“Family Members”). Directors, officers and other employees are expected to be responsible for the compliance of their immediate family and personal household.

Prevention of Insider Trading by Others. The Company, its directors and officers and some supervisory personnel could be deemed “controlling persons” subject to potential liability under the securities laws. Accordingly, it is incumbent on these persons to maintain an awareness of possible insider trading violations by persons under their control and to take measures where appropriate to prevent such violations. Directors, officers and other supervisory personnel who become aware of a potential insider trading violation or a violation of this policy should immediately advise the General Counsel and should take steps where appropriate to prevent persons under their supervision from using inside information for trading purposes.

Company Trading. It is also the policy of the Company that the Company will not engage in transactions in Company Securities while aware of material non-public information relating to the Company or Company Securities.

Confidentiality

Serious problems could arise for the Company and you by an unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in the Company’s securities. Generally, securities regulations provide that when a publicly traded company (such as the Company) discloses material, non-public information, it must provide broad, non-exclusionary public access to the information. Violations of these regulations can result in SEC enforcement actions, resulting in injunctions and severe monetary penalties. It is our policy that all directors, officers and other employees must maintain all non-public information about the Company in strict confidence and should not communicate such information to any person unless the person has a need to know the information for legitimate reasons related to the Company’s business. Similarly, you should not discuss Company affairs in public or quasi-public areas where your conversation may be overheard (e.g., restaurants, airplanes and elevators, etc.). This prohibition applies to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be made only through authorized individuals. If you receive any inquiries of this nature, you should decline comment and refer the inquiry directly to Voin Todorovic, the person responsible for our investor relations.

Tipping Information to Others. Whether the information is proprietary information about the Company or information that could have an impact on our stock price, directors, officers and other employees must not pass the information on to others. Tipping results in liability for the insider who communicated such information, even if such insider does not actually trade himself or herself, and for the person who received the information if the person has reason to know that it was an improper disclosure and acts on such information or passes it on to others who may act on it.

PROCEDURES

Pre-Clearance of All Trades

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper trade (which could result, for example, where an officer engages in a trade while unaware of a pending major development), we are implementing the following procedure:

All trades in Company Securities, such as purchases (except purchases of stock under an employee option for cash not involving an open market sale or surrender of shares), sales, transfers, gifts, option exercises involving an open market sale or surrender of shares, etc., by any member of the Designated Group must be pre-cleared by the General Counsel, even if you are not in possession or aware of specific material non-public information. The “Designated Group” means board members, officers, senior vice presidents, senior managing directors, vice presidents, directors, district managers, administrative assistants to the President and CEO, and other associates who may be designated as insiders (collectively, the “Designated Group”). A director, officer or other employee may not trade, even with authorization, if he or she is actually in possession or aware of material non-public information. If you contemplate a trade in the Company’s securities, you should contact the General Counsel in advance. Unless revoked or you otherwise come into possession material inside information, pre-clearance will normally remain valid until the close of trading second full trading day following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

Pre-clearance is not required for purchases and sales of securities under an approved Rule 10b5-1 plan (as described below) once the applicable cooling-off period has expired. No trades may be made under an approved Rule 10b5-1 plan until expiration of the applicable cooling-off period. With respect to any purchase or sale under an approved Rule 10b5-1 plan, the third party effecting transactions on behalf of the Designated Group member should be instructed to send duplicate confirmations of all such transactions to the General Counsel.

No Trading During “Closed Window” Periods

In order to further minimize the possibility of an inadvertent and unintended insider trading violation, all members of the Designated Group of the Company are prohibited from trading in the Company’s securities during the following restricted trading period (a “closed window”): the period after the 15th day of the third month of the quarter through and including the second full trading day following the issuance of the Company’s press release of its quarterly financial results and from December 15th through and including the second full trading day following the issuance of the Company’s press release of its annual financial results. Please realize that the “open window” periods are of general applicability only and do not serve to permit otherwise illegal trades. Except if covered by an approved 105-1 plan as described below, trading in the Company’s stock is permitted only during the “open windows,” and all trades by members of the Designated Group must be approved in advance by the General Counsel. Other events or developments during such periods may still cause some Company directors, officers or employees to be in possession or aware of material, non-public information – in such event, you still may not trade. A director, officer or other employee may not trade even during the “open window” periods or with authorization if he or she is actually in possession or aware of material non-public information. Also, trading during the “open window” periods is not a substitute for compliance with required pre-clearance procedures.

Restricted Trading Periods

There may be material inside information available to members of the Designated Group even during the normal open window periods, for example, when a proposed acquisition is pending. In those and other instances, such as where required by securities regulation, the Company will announce a “closed window” or “blackout period” for trading in Company Securities and if appropriate, in securities of another company.

Standing Orders

Standing orders (except standing orders under approved Rule 10b5-1 plans, see below) should be used only for a very brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the trade. The broker could execute a trade when you are in possession or aware of material inside information.

Rule 10b5-1 plans

Rule 10b5-1 provides a defense from insider trading under SEC Rule 10b-5. To be eligible for this defense, an insider may enter into a “Rule 10b5-1 plan” for trading in the Company’s stock. If the plan meets the requirements of Rule 10b5-1, the Company stock may be purchased or sold without regard to certain insider trading restrictions, including during closed windows. To comply with the Company’s insider trading policy, a Rule 10b5-1 plan must meet the requirements of Rule 10b5-1 and other legal requirements and be approved by General Counsel in advance of being entered into (or, if revised or amended, such proposed revisions or amendments have been reviewed and approved by the General Counsel in advance of being entered into).

In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. No Rule 10b5-1 plan may be adopted during a closed window or other blackout period. Once a Rule 10b5-1 plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. A Rule 10b5-1 plan must include a cooling-off period before trading can commence that, for directors or officers, ends on the later of 90 days after the adoption of such Rule 10b5-1 plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the Rule 10b5-1 plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan), and for persons other than directors or officers, 30 days following the adoption or modification of a Rule 10b5-1 plan. A person may not enter into overlapping Rule 10b5-1 plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 plan during any 12-month period (subject to certain exceptions). Directors and officers must include a representation in their Rule 10b5-1 plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b5-1 plan must act in good faith with respect to that plan.

If you are considering entering into, modifying or terminating a Rule 10b5-1 plan or have any questions regarding Rule 10b5-1 plans, please contact the General Counsel. You should consult your own legal and tax advisors before entering into, or modifying or terminating, a Rule 10b5-1 plan. A trading plan, contract, instruction or arrangement will not qualify as a Rule 10b5-1 plan without the prior review and approval of the General Counsel as described above.

Additional Prohibited Transactions

The Company considers it improper and inappropriate for any Company personnel to engage in short-term or speculative transactions involving the Company’s securities. It is therefore the Company’s policy that directors, officers, and other employees, and their Family Members (collectively “Covered Persons”) should not engage in any of the following activities with respect to securities of the Company:

Short Sales. No Covered Person shall engage in selling the Company’s securities “short” – that is, the sale of securities that are not owned by the person. (A person who sells “short” is betting that the price of the security is going down – he or she borrows the security, sells it, and expects to be able to return the securities by repurchasing them at a lower price in the future.) SEC rules already prevent officers and directors from making “short sales” or sales of securities that, if owned, will not be delivered for a period longer than 20 days after the sale. We are simply expanding this rule to all Covered Persons.

Buying or Selling “Derivative Securities.” No Covered Person shall buy or sell puts (i.e., options to sell), calls (i.e., options to purchase), future contracts, or other forms of derivative securities relating to the Company’s securities. For these purposes, a security will be considered a derivative of another security if its value is derived from the value of the other security.

Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in the Company’s securities, all members of the Designated Group are prohibited from holding the Company’s securities in a margin account or pledging the Company’s securities as collateral for a loan.

Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company Securities.

Short-Term Trading. Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, any director, officer or other employee of the Company who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa).

Form 144 Reports

Directors and certain officers designated by the Board of Directors are required to file a Form 144 before making an open market sale of Company Securities. Form 144 notifies the SEC of your intent to sell Company Securities. Although often prepared and filed by your broker, this form and its timely filing is each individual’s personal responsibility and is in addition to the Section 16 reports filed on your behalf by the Company.

Post-Transaction Notification

Because Section 16(a) of the Exchange Act requires that certain transactions be reported on Form 4s filed within two business days following the date of the transaction, the Company’s policy requires immediate notification of sufficient details of any transaction to allow time to prepare and file the required reports within the two-business-day deadline. Since the Company requires a day to prepare the Form 4 and a day to transmit the form to the SEC, all officers and directors must report the details of any transaction in the Company’s securities to us at least by the close of business of the date the transaction occurred. This includes all purchases, sales, transfers by gift or otherwise, trades pursuant to approved Rule 10b5-1 plans, and option exercises.

Use of Knowledgeable Stockbroker

Each director, officer and other employee is encouraged to select one stock broker to effect all of his or her transactions in the Company’s securities, and that broker should become familiar with the Company’s insider trading policy and the restrictions that apply to his or her transactions in the Company’s securities. Remember, however, that a broker has no legal responsibility for a client’s Section 16 filings or short-swing profit rule violations. Therefore, the best protection will come from your own awareness the possible pitfalls. However, use of the same broker familiar with this policy will help you constantly monitor your compliance, not only with this policy but also with your other securities laws obligations, such as compliance with Rule 144.

EVEN IF YOU RECEIVE PRE-CLEARANCE AND IT IS DURING AN OPEN WINDOW PERIOD, YOU, ANY COMPANY, TRUST OR ENTITY CONTROLLED BY YOU, YOUR SPOUSE AND YOUR FAMILY MEMBERS AND OTHERS LIVING IN YOUR HOUSEHOLD MAY NOT TRADE IN SECURITIES OF BUILD-A-BEAR WORKSHOP, INC. IF YOU ARE IN POSSESSION OR AWARE OF MATERIAL, NON-PUBLIC INFORMATION ABOUT BUILD-A-BEAR WORKSHOP, INC. THE PROCEDURES SET FORTH HEREIN ARE IN ADDITION TO THE GENERAL INSIDER TRADING POLICY AND ARE NOT A SUBSTITUTE THEREFOR.

ADMINISTRATION OF POLICY

Any person who has any questions about specific transactions may obtain additional guidance from General Counsel, Eric Fencl, at 314-423-8000 extension 5458. The Company reserves the right to amend and interpret the policy from time to time.

CERTIFICATION OF COMPLIANCE

All members of the Designated Group will be required to certify their understanding of and compliance with this policy on an annual basis.

Remember, however, the ultimate responsibility for adhering to the policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.